Exhibit 99.2

ALTAGAS ANNOUNCES THE SALE OF NON-CORE MIDSTREAM AND POWER ASSETS

AltaGas continues to execute on its strategy to reshape the company with a focus on Gas and U.S. Utilities opportunities as well as rapidly repay its bridge facility

Calgary, Alberta (September 10, 2018)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today that it has entered into definitive agreements for the sale of non-core midstream and power assets in Canada and power assets in the United States, for total proceeds of approximately $560 million.  The proceeds from the sale of these assets will be used to repay a significant portion of the bridge facility related to the acquisition of WGL Holdings Inc.

With this announcement, AltaGas has announced or completed approximately $1.5 billion in asset sales to date.  The funding strategy for the acquisition of WGL Holdings Inc. remains firmly on track to reach the expected total targeted asset sales of at least $2 billion by fourth quarter 2018.

“We expect to have further announcements in the near future on our asset monetizations, which will continue to reshape AltaGas to focus on Gas and U.S. Utilities, while keeping a strong footing in the Power market with a focus on capital light, innovative solutions,” stated David Cornhill, Chairman and interim co-Chief Executive Officer of AltaGas.  “We remain focused on reshaping AltaGas, directing our capital in high growth areas which will result in strong risk-adjusted returns.”

Asset Sale Details

Non-Core Midstream and Power Assets in Canada

AltaGas has entered into definitive agreements with Birch Hill Equity Partners Management Inc., as general partner of Birch Hill Equity Partners Fund V, for the sale of selected non-core smaller scale gas midstream and power assets in Canada, as well as AltaGas’ commercial and industrial customer portfolio in Canada, for an aggregate purchase price of approximately $165 million. The transaction also includes the 43.7 million shares of Tidewater Midstream and Infrastructure Inc., which AltaGas currently holds.

The sale of the non-core midstream and power assets are subject to customary closing conditions, various National Energy Board approvals, the Competition Act, Canada Transport Act and various other provincial utilities’ commission approvals.  The transaction is expected to be completed by year-end.

Non-Core San Joaquin Power Assets in California

AltaGas has entered into an agreement with Middle River Power III, a wholly-owned subsidiary of Avenue Capital, for the sale of gas-fired power assets for a purchase price of approximately USD $300 million (approximately CDN $400 million).  These assets comprise the Tracy, Hanford and Henrietta plants totaling 523 MW of capacity.

The sale of the non-core power assets are subject to customary closing conditions, including FERC approval.  The transaction has an effective date of September 1, 2018, and is expected to be completed in the fourth quarter of 2018.

Scotiabank acted as sole financial advisor to AltaGas in connection with the San Joaquin transaction.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of the AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.  Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following:  expected proceeds from the announced asset sales; expected receipt of all required regulatory approvals required to complete the announced asset sales; expected closing and timing of closing of the announced asset sales; expected repayment of the bridge facility; expected reshaping of AltaGas’ strategy to focus on Gas and U.S. Utilities; expected future announcements with respect to asset monetizations; and expected total value of such asset monetizations .

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; risks associated with the financing of the WGL Acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.